UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-21625

Famous Dave’s of America, Inc.
(Exact name of registrant as specified in its charter)

12701 Whitewater Drive, Suite 290, Minnetonka, MN 55343
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On September 17, 2019, Famous Dave’s of America, Inc. implemented a holding company reorganization (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of September 6, 2019 by and among Famous Dave’s of America, Inc., BBQ Holdings, Inc., a Minnesota corporation, and FDA Merger Sub, Inc., a Minnesota corporation, which resulted in BBQ Holdings, Inc. owning all of the outstanding capital stock of Famous Dave’s of America, Inc. Pursuant to the Merger, FDA Merger Sub, Inc., a direct and wholly-owned subsidiary of  BBQ Holdings, Inc. and an indirect, wholly-owned subsidiary of Famous Dave’s of America, Inc., merged with an into Famous Dave’s of America, Inc., with Famous Dave’s of America, Inc. surviving as a direct and wholly-owned subsidiary of BBQ Holdings, Inc. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Famous Dave’s of America, Inc. and does not affect the reporting obligations of BBQ Holdings, Inc. under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Famous Dave’s of America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2019	By:	/s/ Paul M. Malazita
	Name:	Paul M. Malazita
	Title:	Chief Financial Officer and Secretary